Exhibit 99.5
For immediate public release
AGRIA (SINGAPORE) PTE LTD.
 80 Raffles Place
16-20 UOB Plaza 2 Singapore 048624
TAKEOVER NOTICE
Rule 41 of the Takeovers Code

To:	PGG Wrightson Limited
57 Waterloo Road
Hornby, 8042
Christchurch
Attention: The Directors

Cc:	The Takeovers Panel
Level 3, Solnet House
70 The Terrace
PO Box 1171
Wellington
By email: takeovers.panel@takeovers.govt.nz

Cc:	New Zealand Exchange Limited
Wellington
By email: announce@nzx.com
Agria (Singapore) Pte Ltd. (Agria), the holder of 19.01% of PGG Wrightson Limited, hereby gives notice pursuant to Rule 41(1) of the Takeovers Code of its intention to make a partial offer under the Takeovers Code to acquire an additional 38.3% of the issued ordinary shares in PGG Wrightson Limited (Offer) not currently held by it.
The proposed Offer consideration will be NZ$0.60 per share.
Attached to this notice are the intended terms of the Offer, including the information required by Schedule 1 of the Takeovers Code, stated as at the date of this notice. The Offer will be made in the form attached with any modifications and additional information permitted or required to be contained in, or to accompany, this notice.
This notice is dated 23 December 2010.
Signed for and on behalf of
Agria (Singapore) Pte Ltd.

Xie Tao
Sole Director of Agria (Singapore) Pte Ltd.

For immediate public release
23 December 2010
Takeover Notice Certificate
To the best of my knowledge and belief, after making proper enquiry, the information contained in or accompanying the takeover notice (including the Appendix) is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by Agria (Singapore) Pte Ltd. under the Takeovers Code.
Signed by the person named below:

Xie Tao
Sole director of Agria (Singapore) Pte Ltd.